SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934



                    For The Year Ended December 31, 2001




A.  Full title of the plan if different from that of the issuer named below:



                     THE MAY DEPARTMENT STORES COMPANY
                           PROFIT SHARING PLAN




B.  Name of issuer of securities held pursuant to the plan and the address of its principle executive office:



                   THE MAY DEPARTMENT STORES COMPANY
                           611 Olive Street
                         St. Louis, MO  63101



                      Commission File Number 1-79





                                   1



                      THE MAY DEPARTMENT STORES COMPANY

                          PROFIT SHARING PLAN


FINANCIAL STATEMENTS AND EXHIBITS

Listed below are all financial statements and exhibit filed as part of this annual report on Form 11-K:


      Financial Statements                            Page of this
                                                       Form 11-K

Report of Independent Public Accountants                   3

Financial Statements of the Plan:
    Statements of Net Assets Available for
       Benefits - December 31, 2001 and 2000               4
    Statements of Changes in Net Assets Available
       for Benefits for the Years Ended
       December 31, 2001 and 2000                          5

Notes to Financial Statements and Schedules                6

Schedule I--Schedule H, Line 4i - Schedule of Assets
     (Held at End of Year) as of December 31, 2001        13

Schedule II--Schedule H, Line 4j - Schedule of
      Reportable Transactions for the Year Ended
      December 31, 2001	                                  18

                     Exhibits

Exhibit 99.1--Consent of Independent Public Accountants   19

Exhibit 99.2--Letter to Securities Exchange Commission
    regarding representations to the Registrant from
    Arthur Andersen LLP                                   20



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                        THE MAY DEPARTMENT STORES COMPANY
                                        PROFIT SHARING PLAN

                                        By: The May Department Stores Company

Date:	April 30, 2002                    By:   /s/ Thomas D. Fingleton
                                                  Thomas D. Fingleton
                                               Executive Vice President and
                                                 Chief Financial Officer




                                   2






                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Retirement Committee of the Board of Directors of The May Department Stores Company:


We have audited the accompanying statements of net assets available for benefits of The May Department Stores Company Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP

St. Louis, Missouri,
March 22, 2002





                                   3




                         THE MAY DEPARTMENT STORES COMPANY

                               PROFIT SHARING PLAN


                     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                            DECEMBER 31, 2001 AND 2000


               ASSETS                                     2001            2000
                                                               (Thousands)
INVESTMENTS, at fair value:

   The May Department Stores Company-
      ESOP preference stock                           $   707,837  $   656,177
      Common stock                                        537,983      501,542
   Commingled equity index fund                           209,364      220,606
   Short-term investments                                  95,794       75,464
   U.S. government securities                              41,996       33,751
   Fixed income investments                                24,501       14,694
   Loans to members                                             8            -

                                                        1,617,483    1,502,234

OTHER ASSETS:
   Receivable for allocation to member accounts                 -          254
   Dividends and interest receivable                        1,289        1,126
   Receivable - withholdings of member contributions        2,737        2,215

      Total assets                                      1,621,509    1,505,829




               LIABILITIES

LIABILITIES:
   Notes payable                                          203,964      248,472
   Accrued interest payable                                 3,152        4,396
   Net amount payable for investment securities
      transactions and other                                6,325        5,779
   Accrued administrative expenses                          1,326          771


      Total liabilities                                   214,767      259,418


NET ASSETS AVAILABLE FOR BENEFITS                      $1,406,742   $1,246,411



        The accompanying notes are an integral part of these statements.



                                   4




                       THE MAY DEPARTMENT STORES COMPANY

                            PROFIT SHARING PLAN


             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000




                                                            2001         2000
                                                               (Thousands)
CONTRIBUTIONS:
   Member                                             $   93,672   $   94,631
   Employer ESOP contribution                             43,428       38,000
   Transfers from ZCMI 401(k) Plan                         5,086        3,224
                                                         142,186      135,855

APPRECIATION/(DEPRECIATION) IN FAIR VALUE OF INVESTMENTS:
   The May Department Stores Company-
     ESOP preference stock                                82,548        4,531
     Common stock                                         64,205        7,302
   Commingled equity index fund                          (27,319)     (21,627)
   U.S. government securities                                868        1,352
   Fixed income investments                                  288          472
                                                         120,590       (7,970)

INVESTMENT INCOME:
   Dividends                                              35,661       37,263
   Interest                                                7,833        7,343
                                                          43,494       44,606

DEDUCTIONS:
   Benefits paid to participants                        (122,514)    (117,100)
   Interest expense                                      (18,551)     (22,055)
   Administrative expenses                                (4,874)      (4,456)
                                                        (145,939)    (143,611)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS            160,331       28,880

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year   1,246,411    1,217,531

NET ASSETS AVAILABLE FOR BENEFITS, end of year        $1,406,742   $1,246,411


       The accompanying notes are an integral part of these statements.


                                   5





                         THE MAY DEPARTMENT STORES COMPANY

                                PROFIT SHARING PLAN


                    NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 2001 AND 2000


1.  DESCRIPTION OF THE PLAN:

The following description of The May Department Stores Company Profit Sharing Plan (the "Plan") is provided for financial statement purposes only. Members should refer to the Plan document and the Summary Plan Description dated July 1999 for more complete information.

General

The Plan is a defined contribution profit sharing plan. The Plan covers eligible associates of The May Department Stores Company, a Delaware corporation ("May"), and its subsidiaries and affiliates who are members of the Plan. Participation is voluntary.

Eligible Associates

An associate is eligible to join the Plan upon becoming a member of the May Retirement Plan. In general, associates employed by May or any of its subsidiaries (excluding foreign national associates working in foreign countries and certain members of collective bargaining units) become members of the May Retirement Plan upon attaining age 21 and working for at least one year in which they are paid for 1,000 hours or more.

ESOP Feature

In 1989, the Plan was amended and restated to add an Employee Stock Ownership Plan ("ESOP") feature and acquired 788,955 shares of convertible preferred stock of May (the "ESOP Preference Shares"). Each ESOP Preference Share costs $507, has a guaranteed minimum value of $507, receives a fixed annual dividend of $38.03 and is convertible into 33.78747 shares of May common stock. The acquisition of the ESOP Preference Shares was financed with the proceeds of a private placement to a group of institutional investors of an aggregate $400 million principal amount (the "ESOP Loans") (see Note 5).

The ESOP Loans are repaid by the Plan from the following sources in the following order: (a) dividends from May on ESOP Preference Shares previously allocated to members; (b) dividends from May on unallocated ESOP Preference Shares; and (c) contributions by May. During the term of the ESOP Loans, the ESOP Preference Shares which have not been allocated to members' company accounts serve as collateral for the ESOP Loans. The ESOP Loans are guaranteed by May.

ESOP Preference Shares are initially held by the Plan in an Unallocated account. As ESOP Loans are repaid, ESOP Preference Shares are released to a suspense account pending allocation to the members' ESOP Preference Fund accounts in satisfaction of the required dividend and employer allocation.

In December 2001, the Plan was amended to provide that the May Common Stock Fund is an ESOP. This amendment also permits members with accounts in the May Common Stock Fund to elect to either reinvest May common stock dividends into their Plan accounts or to receive these dividends in cash each quarter. This feature is not expected to significantly impact the Plan's financial statements.




                                   6

Contributions

Plan members may contribute 1% to 15% of their pay(1% to 25% starting in 2002), as defined by the Plan. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the Internal Revenue Code.

The employer allocation is variable and discretionary. Generally, the employer allocation for each Plan year is determined by multiplying a base matching rate times members' basic contributions (generally, contributions up to 5% of pay each paycheck), reduced by forfeitures, one-third of annual dividends with respect to the ESOP Preference Shares, as defined, administrative expenses and excess ESOP allocations from prior Plan years (to the extent such amounts have not been previously used to reduce employer allocations for earlier Plan years).

The base matching rate is determined as follows: In the event May has earnings per share ("EPS") of its common stock for its most recent fiscal year ("current year") resulting in a 6.0% increase over the EPS for the fiscal year immediately preceding the current year, the base matching rate will be 50%. For each percentage point increase over 6.0% or decrease below 6.0%, there is a 1.25 percentage point increase in or decrease from the 50% base matching rate.

ESOP Preference Shares allocated to associates' accounts through application of the base matching rate formula are allocated at their original cost to the Plan of $15.01 per common share equivalent. Because the ESOP Preference Shares are convertible into May common stock, the ESOP Preference Shares are worth more than original cost when the market value of May common stock is higher than $15.01 per share. This market value of the employer allocation (including any supplemental contributions), divided by associates' matchable contributions, is the effective matching rate.

If the effective matching rate for a Plan year exceeds 100%, only ESOP Preference Shares are used for the employer allocation and no May common shares are contributed as a supplemental contribution. The effective matching rate is also limited to 2.5 times the base matching rate (effective for the 2002 plan year the limit is 2.0 times). The base matching rate formula may be adjusted at any time for unusual events including discontinued operations, accounting changes, or items of extraordinary gain or loss.

If the guaranteed minimum value of the ESOP Preference Shares allocated to members' company accounts as a result of the ESOP Loan payments (principal and interest) for a year is less than the employer allocation, then May makes supplemental contributions to the Plan for the difference. Supplemental contributions can be made in either shares of May common stock or cash.

If the guaranteed minimum value of the ESOP Preference Shares released for allocation to members' company accounts as a result of the ESOP Loan payments is greater than the required employer allocation, any "excess" would be applied (in accordance with applicable law) to satisfy required employer allocations in future Plan years.

Investments

Members' contributions may be invested in any of four participant-directed investment funds:

     May Common Stock Fund - Invests in May common stock.

     Common Stock Index Fund - Invests in the Northern Trust Equity Index Fund, which invests in the common stock of corporations that make up the Standard & Poor's 500 Composite Stock Price Index. Investment mix is determined based on the relative market size of the 500 corporations, with larger corporations making up a higher proportion of the fund than smaller corporations.

     Money Market Fund - Invests in short-term (less than one year) obligations of high-quality issuers including banks, corporations, municipalities, the U.S. Treasury and other federal agencies.


                                   7

     Fixed Income Index Fund - Invests in corporate, U.S. Government, federal agency and certain foreign government securities that make up the Lehman Intermediate Government/Credit Bond Index. The Lehman Intermediate Government/Credit Bond Index represents the composite performance of intermediate-term, fixed income securities. The securities that comprise this index have maturities ranging from one to 10 years, with an average of four years.

Employer allocations and supplemental contributions are invested in the ESOP Preference Fund and the May Common Stock Fund, respectively. The employer allocation to the Plan for the year ended December 31, 2001, will be made in May 2002 and will be in the form of 23,081 ESOP Preference Shares.

The investments are exposed to various risks such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Vesting

The method of calculating vesting service is the elapsed time method. Elapsed time is measured by calculating the time which has elapsed between the member's hire date and retirement date/termination date (excluding certain break-in-service periods). Plan members are vested in company accounts in accordance with the following schedule:



                                                 Vesting Percentage

                 Years of Vesting            Prior to        Effective
                     Service               January 2002     January 2002

                Less than 2 Years                0%              20%
                3 years                         20%              40%
                4 years                         40%              60%
                5 years                         60%              80%
                6 years                         80%             100%
                7 years or more                100%             100%

Plan members are always fully vested in the value of their member accounts.

Payment of Benefits

Amounts in a member's account and the vested portion of a member's company account may be distributed upon retirement, death, disability or other termination of employment. Distributions from the May Common Stock Fund and ESOP Preference Fund are made in shares of May common stock or cash. All other distributions are made in cash.

Administration of Plan

The Plan is administered by a committee consisting of at least five persons appointed by May. An administrative subcommittee has the general responsibility for administration of the Plan and an investment subcommittee establishes and monitors investment policies and activities. The assets of the Plan are held in a trust for which The Bank of New York is the Trustee.




                                   8

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investments

The Plan's investments are stated at fair value, as determined by the Trustee, based on publicly reported price information. Each ESOP Preference Share is valued at the greater of (a) the guaranteed minimum value (original cost) of $507 per share or (b) a conversion value equal to the market price of May common stock multiplied by the conversion rate for each ESOP Preference Share. As of December 31, 2001 and 2000, the ESOP Preference Shares were valued at their conversion values of $1,249 and $1,107, respectively.

Federal Income Taxes

The Trust established under the Plan to hold the Plan's assets is qualified pursuant to Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code and accordingly, the Trust's net investment income is exempt from income taxes. The Plan has received a favorable tax determination letter dated December 13, 1994. The Plan has been amended since receiving the determination letter. The Plan administrators believe that the amendments do not affect the tax-exempt status of the Plan. The Plan requested an updated tax determination letter from the Internal Revenue Service (IRS) in February 2002.

Employer allocations and contributions, member before-tax contributions and any cumulative investment returns on member accounts are not taxable to the members until distributions are made.

Administrative Expenses

All administrative expenses (including the allocable portion of expenses for data processing services, and salaries and benefits of associates providing services to the Plan) are paid by the Plan.

Monthly Valuation of the Trust

The month end value of the ESOP Preference Fund is determined based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value.

The unit value of the other investment funds are determined by dividing the month-end market value of the particular investment fund by the total number of units outstanding at month-end in all member accounts in such investment fund. As of each succeeding monthly valuation date, the value of each fund is redetermined and account balances in each fund are adjusted as follows:

   (a) All payments made from an account (except for the ESOP Preference
       Fund) are valued based on the unit value at the month-end valuation date. Payments from the ESOP Preference Fund are valued based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value, as of the distribution date.

   (b) With respect to any dollar amount contributed during the month
       (except for the ESOP Preference Fund), an equivalent number of additional units are credited to the appropriate accounts in such investment fund based on the unit value at the month-end valuation date. Allocations of ESOP Preference Shares are valued at the greater of the guaranteed minimum value (plus accrued dividends) or conversion value, as of the distribution date.

   (c) In the event that a member's employment is terminated and a portion of such member's company account has been forfeited, the forfeited units or ESOP Preference Shares shall be canceled as of the last day of the Plan year. The dollar amount of such forfeited units or ESOP Preference Shares is reallocated among the remaining members of the Plan as of the last day of the Plan year in the same manner as the employer allocation for such year.



                                   9


Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of additions to and deductions from net assets available for benefits during the year. Actual results could differ from those estimates.

Transfers from ZCMI 401(k) Plan

Effective January 1, 2001, the Zions Cooperative Mercantile Institution 401(k) Plan (ZCMI Plan) was merged with the Plan. During the 2000 Plan year, associates with accounts in the ZCMI Plan were permitted to transfer their accounts to the Plan. All assets remaining in the ZCMI Plan were transferred to the Plan effective January 1, 2001.

3. INVESTMENTS:

The fair market value of the Plan's investments that represent 5% or more of the Plan's Net Assets Available for Benefits as of December 31, 2001 and 2000, are as follows (dollars in thousands):


                                     December 31, 2001       December 31, 2000

                                    Number of               Number of
                                    Shares or               Shares or
                                    Principal    Fair       Principal    Fair
                                     Amount      Value        Amount     Value
 ESOP Preference Stock
  (nonparticipant- directed):
     Unallocated                    229,150   $286,314      291,717   $322,797
     Member allocated               337,364    421,523      301,281    333,380
                                    566,514   $707,837      592,998   $656,177

May Common Stock:
     Nonparticipant-directed      3,733,002   $138,046    3,434,992   $112,496
     Participant-directed        10,814,939    399,937   11,879,261    389,046
                                 14,547,941   $537,983   15,314,253   $501,542

Northern Trust Equity Index Fund  7,123,604   $209,364    6,612,886   $220,606

The Bank of New York Short-Term
  Investment Fund - Master Notes    $95,794    $95,794      $75,464    $75,464

At December 31, 2001, the Plan beneficially owned May's common stock and May's ESOP preference shares, representing 11.0% of the voting power of the company.



                                  10


4. NONPARTICIPANT-DIRECTED INVESTMENTS:

Nonparticipant-directed investments are reduced by the ESOP notes payable, accrued interest and accrued administrative expenses. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (dollars in thousands):


                                                 December 31
                                            2001             2000

Net Assets:
   ESOP Preference Stock                  $501,086        $404,358
   May Common Stock                        137,631         111,320
                                          $638,717        $515,678

                                          Year Ended      Year Ended
                                         December 31,     December 31,
                                            2001             2000

Changes in net assets:
   Employer contributions                 $ 43,428         $38,000
   Net appreciation (depreciation)
     in fair value of investments          117,737          (8,360)
   Dividends                                23,793          26,341
   Interest income                              59              33
   Benefits paid to participants           (34,463)        (29,733)
   Interest expense                        (18,551)        (22,055)
   Administrative expenses                    (873)           (367)
   Transfers to participant-directed
     Investments                            (8,090)         (8,213)
                                          $123,039         $(4,354)


At December 31, 2001, the nonparticipant-directed May common stock and ESOP Member Allocated Funds include approximately $50.6 million and $124.5 million, respectively, attributable to participants over the age of 55. These amounts can be transferred to other funds at the discretion of the participants.

5. NOTES PAYABLE:

Notes payable as of December 31 consisted of the following (dollars in thousands):

                                            2001             2000

ESOP Notes Payable:
  Series A, 8.32%, due April 30, 2001     $      -        $ 44,508
  Series B, 8.49%, due April 30, 2004      203,964         203,964
                                          $203,964        $248,472

The scheduled principal payments for the Series B ESOP Notes Payable for the remaining years are as follows: 2002 - $52,317; 2003 - $60,787; and 2004 - $90,860. As of December 31, 2001 and 2000, the estimated fair value of the ESOP Notes Payable was approximately $234,212 and $297,888, respectively.



                                  11


6. RECONCILIATION TO FORM 5500:

As of December 31, 2001 and 2000, the Plan had approximately $10,364,000 and $10,117,000, respectively, of pending distributions to participants. These amounts are included in Net Assets Available for Benefits. For reporting on the Plan's Form 5500, these amounts will be classified as Benefit Claims Payable with a corresponding reduction in Net Assets Available for Benefits. The following table reconciles the financial statements to the Form 5500 which will be filed by the Plan for the Plan year ended December 31, 2001 (dollars in thousands):


                                                                   Net Assets
                                  Benefits                         Available
                                 Payable to        Benefits           for
                                Participants         Paid          Benefits

   Per financial statements        $     -         $122,514       $1,406,742
   Pending benefit distributions -
     December 31, 2001              10,364           10,364          (10,364)
   Pending benefit distributions -
     December 31, 2000                   -          (10,117)               -

        Per Form 5500             $ 10,364         $122,761       $1,396,378

7. DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN:

May reserves the right to terminate the Plan, in whole or in part, at any time. If an employer shall cease to be a participating employer in the Plan, the accounts of the members of the withdrawing employer shall be revalued as if such withdrawal date were a valuation date. The Plan Committee is then to direct the Trustee either to distribute the accounts of the members of the withdrawing employer as of the date of such withdrawal on the same basis as if the Plan had been terminated, or to deposit in a trust established by the withdrawing employer, pursuant to a plan substantially similar to the Plan, assets equal in value to the assets allocable to the accounts of the members of the withdrawing employer.

If the Plan is terminated at any time or contributions are completely discontinued and May determines that the Trust shall be terminated, the members' company accounts shall become fully vested and nonforfeitable, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to members.

If the Plan is terminated or contributions completely discontinued but May determines that the Trust shall be continued pursuant to the terms of the Trust agreement, no further contributions shall be made by members or the employer and the members' company accounts shall become fully vested, but the Trust shall be administered as though the Plan were otherwise in effect.


                                  12


                                                                    SCHEDULE I

                     THE MAY DEPARTMENT STORES COMPANY

                           PROFIT SHARING PLAN

                         EMPLOYER #:  43-1104396

                              PLAN #:  003


      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                       AS OF DECEMBER 31, 2001


                                               (c)
                                            Number of
                                            Shares or                 (e)
              (b)                           Principal       (d)       Fair
(a)     Identity of Issue                     Amount        Cost      Value
                                                              (Thousands)

  ESOP PREFERENCE FUND

* The May Department Stores Company ESOP
    Preference Stock:
      Unallocated                            229,150     $116,179   $286,314
      Allocated                              337,364      171,043    421,523
* The Bank of New York Short-Term
    Investment Fund - Master Notes          $185,427          185        185

       ESOP Preference Fund Total                       $ 287,407   $708,022

  MAY COMMON STOCK FUND

* The May Department Stores Company
    Common Stock                          14,547,941     $301,278   $537,983
* The Bank of New York Short-Term
    Investment  Fund - Master Notes       $1,285,899        1,286      1,286

       May Common Stock Fund Total                       $302,564   $539,269


  COMMON STOCK INDEX FUND

  Northern Trust Equity Index Fund         7,123,604     $231,987   $209,364
* The Bank of New York Short-Term
    Investment Fund - Master Notes           $15,449           15         15

      Common Stock Index Fund Total                      $232,002   $209,379


  MONEY MARKET FUND

* The Bank of New York Short-Term
    Investment Fund - Master Notes       $85,249,538      $85,250    $85,250


*  Also a party-in-interest.


                                  13


                                                                  SCHEDULE I
                                                                 (Continued)



                                               (c)                     (e)
               (b)                          Principal       (d)       Fair
(a)     Identity of Issue                     Amount        Cost      Value
                                                              (Thousands)


  FIXED INCOME INDEX FUND

* The Bank of New York Short-Term
    Investment Fund - Master Notes        $2,467,458       $2,467     $2,467

  U.S. Government Securities

  U.S. Treasury Notes:
   6.375%, due 8/15/02                    $1,100,000       $1,134     $1,131
   5.75%, due 8/15/03                     $4,600,000        4,656      4,819
   6.875%, due 5/15/06                    $1,975,000        2,190      2,177
   5.625%, due 5/15/08                    $1,300,000        1,296      1,363
   5.75%, due 8/15/10                     $1,400,000        1,477      1,470
   4.75%, due 1/31/03                     $  400,000          411        411
   6.625%, due 5/15/07                    $3,985,000        4,290      4,380
   13.75%, due 8/15/04                    $  525,000          810        658
   5.25%, due 5/15/04                     $8,200,000        8,325      8,551

     Total U.S. treasury notes                             24,589     24,960

  U.S. Government Agency Securities:
   Federal National Mortgage Assoc.-
    Securities-
     5.125%, due 2/13/04                  $4,060,000        4,081      4,198
     7.0%, due 7/15/05                    $5,085,000        5,474      5,533
     6.0%, due 5/15/08                    $  450,000          470        467
    Debentures-
     6.375%, due 6/15/09                  $5,000,000        5,135      5,272
   Federal Home Loan Mortgage Corp.-
    Securities-
     6.22%, due 3/24/03                     $200,000          182        209
     6.25%, due 7/15/04                     $500,000          501        531
    Debentures-
     5.75%, due 7/15/03                     $400,000          406        418
   Interamerican Development Bank-
     5.75%, due 2/26/08                     $400,000          398        408


      Total U.S. government agency
        securities                                         16,647     17,036


      Total U.S. government securities                     41,236     41,996


  Fixed Income Investments
  Bank Corporate Bonds:
   Bank America Corp., 7.75%,
      due 7/15/02                           $300,000          306        308
   Bank America Corp., 7.125%,
      due 9/15/06                           $400,000          438        431
   Bayerische Landesbank, 5.875%,
      due 12/01/08                          $450,000          450        458
   National Australia, 8.60%,
      due 5/19/10                           $450,000          449        515
   Republic NY Corp., 7.25%,
      due 7/15/02                           $100,000           98        102
   Wells Fargo & Co., 7.25%,
      due 8/24/05                           $400,000          437        432


       Total bank corporate bonds                           2,178      2,246


                                  14

                                                                      SCHEDULE I
                                                                     (Continued)


                                               (c)                 (e)
               (b)                          Principal       (d)       Fair
(a)     Identity of Issue                     Amount        Cost      Value
                                                              (Thousands)

  FIXED INCOME INDEX FUND (Continued)

  Finance and Insurance Corporate Bonds:
   AXA Financial, Inc., 7.75%,
     due 8/1/10                             $400,000         $427       $435
   Assoc. Corp. of NA., 5.8%,
     due 4/20/04                            $650,000          648        678
   Boeing Cap Corp., 6.1%,
     due 3/1/11                             $600,000          600        583
   Credit Suisse First Boston USA, 6.125%,
     due 11/15/11                           $300,000          297        293
   Ford Motor Credit Co., 7.375%,
     due 10/28/09                           $400,000          417        394
   General Electric Cap. Corp., 8.85%,
     due 4/1/05                             $300,000          364        340
   Goldman Sachs Group, Inc., 6.875%,
     due 1/15/11                            $350,000          357        358
   Household Finance Corp., 6.5%,
     due 1/24/06                            $500,000          499        512
   Marsh & McLennan Cos., Inc., 6.625%
     due 6/15/04                            $400,000          398        422
   Mellon Finl Co., 6.0%, due 3/1/04        $400,000          390        416
   Morgan Stanley Dean Witter, 6.1%,
     due 4/15/06                            $400,000          400        412
   National City Bank Louisville, 6.3%,
     due 2/15/11                            $200,000          180        197
   Pfizer, Inc., 3.625%, due 11/1/04        $500,000          504        498
   Qwest Cap Fdg, Inc., 7.75%, due 8/15/06  $140,000          140        144
   Simon Debartolo Group, 6.875%,
     due 11/15/06                           $500,000          498        509
   Toyota Motor Corp., 5.5%, due 12/15/08   $450,000          449        445

       Total finance and insurance
            corporate bonds                                 6,568      6,636


  Industrial Corporate Bonds:
   Alcoa, Inc., 5.875, due 6/1/06           $300,000          299        309
   AOL Time Warner, Inc., 6.125%,
     due 4/15/06                            $600,000          599        613
   Atlantic Richfield Co., 5.9%,
     due 4/15/09                            $450,000          448        453
   Comcast Cable Communications, 6.75%,
     due 1/30/11                            $600,000          608        603
   Conagra Foods, Inc., 6.0%,
     due 9/15/06                            $600,000          598        614
   Delhaize Amer., Inc., 7.375%,
     due 4/15/06                            $600,000          598        636
   Electronic Data Systems Corp., 7.125%,
     due 10/15/09                           $400,000          400        422
   General Motors Corp., 7.1%,
     due 3/15/06                            $300,000          303        308
   Honeywell Int'l Inc., 6.875%,
     due 10/3/05                            $200,000          199        211
   International Business Machine, 5.375%,
     due 2/1/09                             $400,000          399        393
   Kellogg Co., 6.0%, due 4/1/06            $400,000          399        410
   Kroger Co., 8.05%, due 2/1/10            $600,000          661        662
   Tyco International Group, 6.375%,
     due 6/15/05                            $400,000          399        409
   Viacom, Inc., 7.7%, due 7/30/10          $350,000          375        380
   Williams Hldgs of Del, 6.25%,
     due 2/1/06                             $600,000          595        590
   Wal-Mart Stores, 6.55%, due 8/10/04      $400,000          399        427

        Total industrial corporate bonds                    7,279      7,440


  Oil Corporate Bonds:
   El Paso Nat. Gas Co., NT, 6.75%,
     due 11/15/03                           $300,000          305        311
   Phillips Pete Co., 8.75%,
     due 5/25/10                            $600,000          699        698
   Tenneco, Inc., 7.875%, due 10/1/02       $250,000          249        259

      Total oil corporate bonds                             1,253      1,268


                                  15


                                                                  SCHEDULE I
                                                                  (Continued)



                                               (c)                     (e)
               (b)                          Principal       (d)       Fair
(a)     Identity of Issue                     Amount        Cost      Value
                                                              (Thousands)

  FIXED INCOME INDEX FUND (Continued)

  Telephone Corporate Bonds:
   AT&T Wireless Sves, Inc., 7.875%,
     due 3/1/11                             $300,000         $320       $321
   Bellsouth Corp., 5.0%,
     due 10/15/06                           $300,000          300        298
   British Telecom Plc, 7.875%,
     due 12/15/05                           $300,000          308        321
   Sprint Capital Corp., 7.625%,
     due 1/30/11                            $400,000          419        420

     Total telephone corporate bonds                        1,347      1,360


  Asset Backed Securities:
   U.S. Airways Pass Thru Trs, 7.075%,
     due 3/20/21                            $349,393          349        350

     Total asset backed securities                            349        350


  Transportation Corporate Bonds:
   CXC Corp., 6.25%, due 10/15/08           $600,000          598        603
   Fedex Corp., 6.875%, due 2/15/06         $500,000          504        517

     Total transportation corporate bonds                   1,102      1,120



  Foreign Obligations:
   British Columbia Prov. Canada, 5.375%,
     due 10/29/08                           $450,000          448        448
   Hydro-Quebec Debenture, Series IF,
     7.375%, due 2/1/03                     $150,000          161        156
   Province of Ontario, Canada Debenture,
     7.375%, due 1/27/03                    $400,000          415        420
   Finland Rep NT, 7.875%, due 7/28/04      $225,000          230        248
   Republic of Italy, 7.25%, due 2/7/05     $400,000          409        430
   United Mexican STS M/T/N, 8.375%,
     due 1/14/11                            $300,000          312        311

     Total foreign obligations                              1,975      2,013


  Miscellaneous:
   Cox Enterprises, Inc., 8.0%,
     due 2/15/07                            $600,000          629        645
   Devon Fing Corp. ULC, 6.875%,
     due 9/30/11                            $400,000          399        391
   ERAC USA Fin. Co., 8.0%,
     due 1/15/11                            $300,000          300        302
   Worldcom, Inc. GA New, 7.375%,
     due 1/15/06                            $300,000          302        311
   Burlington Northern Santa Fe, 7.125%,
     due 12/15/10                           $400,000          400        419

      Total miscellaneous                                   2,030      2,068

      Total fixed income investments                       24,081     24,501

      Fixed Income Index Fund Total                       $67,784    $68,964


                                  16


                                                            SCHEDULE I
                                                            (Continued)

                                               (c)                     (e)
               (b)                          Principal       (d)       Fair
(a)     Identity of Issue                     Amount        Cost      Value
                                                              (Thousands)

  DISTRIBUTION ACCOUNT

* The Bank of New York Short-Term
    Investment Fund - Master Notes        $6,590,734       $6,591     $6,591



  LOANS TO MEMBERS (interest rates range
    from 9.75% to 10.5%)                                       $8         $8

  TOTAL ASSETS (HELD AT DECEMBER 31, 2001)              $ 981,606 $1,617,483



* Also a party-in-interest.



                                  17


                                                                 SCHEDULE II


                          THE MAY DEPARTMENT STORES COMPANY

                                PROFIT SHARING PLAN

                             EMPLOYER #:  43-1104396

                                  PLAN #:  003


           SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                   (Thousands)



                                                                            Net
                               Purchase         Selling        Cost of     Gain
  Description of Assets          Price           Price          Assets    (Loss)

  The Bank of New York
    Short-Term Investment
    Fund - Master Notes (b)    $175,297        $155,483        $155,483      $-




(a) Represents a single transaction or a series of transactions exceeding 5% of the Plan's assets on the first day of the Plan year.

(b) Represents a party-in-interest.




                                  18


                                                               Exhibit 99.1



           CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report on The May Department Stores Company Profit Sharing Plan financial statements included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8 Files Nos. 333-00957 and 333-76227.



/s/ARTHUR ANDERSEN LLP

St. Louis, Missouri,
   April 30, 2002




                                  19



                                                            Exhibit 99.2


The May Department Stores Company
611 Olive Street
St. Louis, Missouri  63101-1799

April 30, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Ladies and Gentlemen:

Arthur Andersen LLP (Andersen) has represented to The May Department Stores Company Profit Sharing Plan that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Sincerely,

/s/ Thomas D. Fingleton

Executive Vice President and
Chief Financial Officer




                                  20